via EDGAR

February 8, 2016

Mr. H. Roger Schwall, Assistant Director
Office of Natural Resources
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

RE:	RiceBran Technologies

Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 31, 2015
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2015
Form 10-Q for Fiscal Quarter Ended September 30, 2015
Filed November 12, 2015
File No. 1-36245

Dear Mr. Schwall:

RiceBran Technologies (“we”) are submitting this letter to provide affirmation of the responses and acknowledgments in the response letters, as submitted on our behalf by our counsel, Weintraub Tobin, on January 15, 2016 and February 5, 2016, which originally responded to the Staff’s comment letter dated December 23, 2015, in connection with our Form 10-K for Fiscal Year Ended December 31, 2014, Definitive Proxy Statement on Schedule 14A filed April 30, 2015, and Form 10-Q for Fiscal Quarter Ended September 30, 2015, as well as affirm the representations with respect to this letter.

In connection with the submission of this letter and the January 5, 2016 and February 5, 2016 letters from our counsel, we acknowledge that:

●	We are responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please feel free to contact the undersigned.

Very truly yours,

RiceBran Technologies

/s/ J. Dale Belt
Chief Financial Officer